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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Third Millennium Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

983763103

(CUSIP Number)

Philip E. Tearney, Manager
Barrett Sutherland Acquisition, LLC
10801 Mastin, Suite 920
Overland Park, Kansas 66210
(913) 491-1717

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2004

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signature

CUSIP No. 983763103

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Barrett Sutherland Acquisition, LLC

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) (b)	[x]
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) WC, OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization Missouri

Number of		7.		Sole Voting Power 9,722,713
Shares
Beneficially		8.		Shared Voting Power 0
Owned by
Each		9.		Sole Dispositive Power 4,390,000
Reporting
Person With		10.		Shared Dispositive Power 5,332,713

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,722,713

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 66.1%

	14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 983763103

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Philip E. Tearney

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	[x]
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization United States

Number of		7.		Sole Voting Power 9,932,713
Shares
Beneficially Owned by		8.		Shared Voting Power 0
Each
Reporting		9.		Sole Dispositive Power 210,000
Person With
		10.		Shared Dispositive Power 9,722,713

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,932,713

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 67.6%

	14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 983763103

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) (b)	[x]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	6.	Citizenship or Place of Organization United States

		7.		Sole Voting Power 490,000
Number of Shares
Beneficially		8.		Shared Voting Power 0
Owned by Each
Reporting		9.		Sole Dispositive Power 490,000
Person With
		10.		Shared Dispositive Power 9,722,713

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,212,713

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	13.	Percent of Class Represented by Amount in Row (11) 69.5%

	14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends and supplements the Schedule 13D originally filed on February 11, 2004 (the “February 13D”) by Barrett Sutherland Acquisition, LLC (“BSA”), Philip E. Tearney (“Tearney”) and William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001 (the “Trust”), as amended by Amendment 1 to the February 13D, filed February 13, 2004 (“Amendment 1”). The purpose of this Amendment No. 2 is to amend Items 4 and 5.

Item 4. Purpose of Transaction

The purposes of the acquisition of securities of Third Millennium Industries, Inc. (the “Company”) by the reporting persons are as set forth in response to Item 4 of the February 13D, which is incorporated herein by this reference.

On March 10, 2004, Dennis DePriest (“DePriest”) and Greg Spencer (“Spencer”) each transferred 945,000 shares of the Company’s common stock to BSA, in accordance with the loan documents related to the December 30, 2003 loan from BSA to the Company (the “BSA Loan”). DePriest and Spencer each also transferred 29.67018% of the membership interests in HIC of MO, LLC (“HIC”) to BSA, each retaining 19.57982% of such membership interests. BSA retains the right, pursuant to the BSA Loan documents, to require the Company to cause DePriest and Spencer to each transfer their remaining HIC membership interests to BSA.

BSA, the Trust and Tearney are currently negotiating with the Company to extend and modify the BSA Loan and the August 1, 2003 loans from Tearney and the Trust to the Company’s predecessor (the “Millennium Loans”). In connection with the proposed extensions and modifications, the following changes to the Company’s existing board of directors and management were suggested by BSA, the Trust and Tearney and implemented on March 10, 2004:

(a)	a resolution of the existing board of directors increasing the number of directors from two to seven;

(b)	the resignation of Spencer as an officer and director of the Company;

(c)	a resolution of the board of directors appointing Neil Anderson (the Company’s former Chief Financial Officer), Tearney and Phil Snowden as directors and appointing Neil Anderson as President and Secretary of the Company; and

(d)	the resignation of DePriest as an officer of the Company.

DePriest also resigned as a director of the Company as of March 10, 2004. Phil Snowden is a self-employed investor, managing his own portfolio of investments, including shares of the Company’s common stock. Mr. Snowden is an attorney who served eighteen years as a Missouri State Senator. As of the date of this statement, Tearney, the Trust and BSA intend to seek the immediate appointment of at least three independent directors to represent the interests of the minority shareholders. At some point after the Company completes pending acquisitions of J.D. Sutherland and Barrett Trailers, Inc., Tearney, the Trust and BSA plan to seek the appointment of directors with expertise in the Company’s business.

The proposed loan modifications and extensions were also conditioned on an amendment to the HIC Operating Agreement. On March 10, 2004, DePriest, Spencer, BSA and Greg Meador (“Meador”), being all of the members of HIC, amended the Operating Agreement to permit members holding a simple majority of HIC membership interests to direct the disposition and voting of HIC’s property, including shares of the Company’s common stock held by HIC, to dissolve HIC and to replace the HIC manager. Meador resigned his position as manager of HIC effective March 10, 2004, and DePriest, Spencer and Meador appointed Spencer as manager of HIC. BSA, which holds 59.34036% of the HIC membership interests, intends to immediately replace Spencer as the HIC manager with Tearney.

On March 10, 2004, the Trust made a loan to the Company to meet the Company’s immediate capital needs (the “Bridge Loan”), represented by a verbal agreement. The Bridge Loan will be documented in writing and will be secured by a security interest in and lien on substantially all of the Company’s assets.

BSA, Tearney and the Trust are considering a proposal to loan up to $400,000 to the Company, to be used by the Company to fund loans to Barrett Trailers, Inc. (“Barrett”), an Oklahoma corporation (the “Barrett Loan”). The Company is a party to certain Stock Purchase Agreements, executed by the shareholders of Barrett, pursuant to which the Company has agreed to acquire all of the stock of Barrett. The terms of the proposed Barrett Loan are uncertain at this time, but may involve security interests in the Company’s and/or Barrett’s assets, the issuance of the Company’s securities to BSA, Tearney and/or the Trust, and the collateral assignment of the Barrett Loan documents from the Company to BSA, Tearney and/or the Trust. BSA, Tearney and the Trust are also considering a proposal to loan up to $750,000 to the Company, to be used by the Company for future working capital needs (the “Working Capital Loan”). The terms of the proposed Working Capital Loan are uncertain at this time, but may involve the issuance of the Company’s securities to BSA, Tearney and/or the Trust. As of the date of this statement, the terms of the proposed Barrett Loan and Working Capital Loan are subject to negotiation and may be subject to change, including the potential abandonment of the proposals.

Except as set forth above and in Item 4 of the February 13D, neither BSA, Tearney, the Trust, nor William P. Moore, III have any plans or proposals which relate to or may result in the acquisition or disposition of the Company’s securities by any person, extraordinary corporate transactions, the sale or transfer of the Company’s assets, changes in the Company’s board of directors or management, capitalization, dividend policy, business, or corporate structure, causing a class of the Company’s securities to be delisted or eligible for termination of registration, or any similar action.

Item 5. Interest in Securities of the Issuer

(a)	On March 10, 2004, BSA acquired 1,890,000 shares of the Company’s common stock directly from DePriest and Spencer, and 59.34036% of the membership interests of HIC, which directly holds 5,332,713 shares of the Company’s common stock. As reported on the February 13D, BSA had a right to acquire these interests on December 30, 2003. BSA directly holds and no longer has a right to acquire such interests. However, BSA acquired 500,000 of such shares subject to certain pledge agreements in favor of Tearney (150,000 shares) and the Trust (350,000 shares). As a result of payment defaults on the Millennium Loans, Tearney and the Trust have the sole power to vote and direct the vote of such shares. Therefore, BSA is not the beneficial owner of 500,000 shares of the 1,890,000 shares acquired from DePriest and Spencer. Accordingly:

1. BSA may be deemed to be the beneficial owner of 9,722,713 shares of the Company’s Common Stock, par value $0.001, which represents 66.1% of the sum of outstanding shares of the Company’s Common Stock, par value $0.001 stated in the Company’s Form 10-QSB for the period ended September 30, 2003 and shares to be issued upon exercise of a warrant issued by the Company to BSA to purchase 3,000,000 shares of the Company’s common stock at a purchase price of $1.25 per share (the “Warrant”). BSA has (a) a right to acquire 3,000,000 of the 9,722,713 shares upon exercise of the Warrant, (b) a direct interest in 1,390,000 shares acquired from DePriest and Spencer (1,890,000 shares less 500,000 shares acquired but subject to pledge), and (c) an indirect interest in 5,332,713 shares based on BSA’s membership interest in HIC.

2. Tearney, the Manager and a Member of BSA, may be deemed to be the beneficial owner of 9,932,713 shares of the Company’s Common Stock, par value $0.001, which represents 67.6% of the sum of outstanding shares of the Company’s Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant. Tearney has (a) a right to vote and dispose of 150,000 shares held by BSA, subject to a pledge in favor of Tearney, (b) a direct interest in 60,000 shares, and (c) an indirect interest in 9,722,713 shares based on Tearney’s membership interest in BSA.

3. The Trust, a Member of BSA, may be deemed to be the beneficial owner of 10,212,713 shares of the Company’s Common Stock, par value $0.001, which represents 69.5% of the sum of outstanding shares of the Company’s Common Stock, par value $0.001 and shares to be issued upon exercise of the Warrant. The Trust has (a) a right to vote and dispose of 350,000 shares held by BSA, subject to a pledge in favor of the Trust, (b) a direct interest in 490,000 shares, and (c) an indirect interest in 9,722,713 shares based on the Trust’s membership interest in BSA.

According to the Schedule 13Ds filed by DePriest, Spencer and Meador, each dated September 2, 2003, DePriest, Spencer and Meador are members of HIC and each may be deemed to be the beneficial owner of 5,332,713 shares of the Company’s Common Stock, par value $0.001, which represents 45.6% of the outstanding shares of the Company’s Common Stock, par value $0.001.

(b)	The identity and background of BSA, Tearney and the Trust are as set forth in response to Item 5(b) of the February 13D, which is incorporated herein by this reference.

As the result of BSA’s ownership of a majority of the membership interests of HIC and the modifications to the HIC Operating Agreement, BSA has sole voting power with respect to the 5,332,713 shares of the Company’s common stock held by HIC and all of the members of HIC share dispositive power with respect to such shares. As a result of the payment defaults on the Millennium Loans, Tearney and the Trust have sole voting power and sole dispositive power with respect to 500,000 shares acquired by BSA from DePriest and Spencer, subject to pledges in favor of Tearney (150,000 shares) and the Trust (350,000 shares). Accordingly:

BSA has the sole power to vote or to direct the vote of 9,722,713 shares (including 5,332,713 shares beneficially owned by HIC), the sole power to dispose or to direct the disposition of 4,390,000 shares, and the shared power to dispose or to direct the disposition of 5,332,713 shares beneficially owned by HIC.

Tearney has the sole power to vote or to direct the vote of 9,932,713 shares (including 9,722,713 shares beneficially owned by BSA), the sole power to dispose or to direct the disposition of 210,000 shares, and the shared power to dispose or to direct the disposition of 9,722,713 beneficially owned by BSA.

The Trust has the sole power to vote or to direct the vote of 490,000 shares, the sole power to dispose or to direct the disposition of 490,000 shares, and the shared power to dispose or to direct the disposition of 9,722,713 shares beneficially owned by BSA.

Meador, DePriest and Spencer, members of HIC, share with BSA the power to dispose or to direct the disposition of 5,332,713 shares held by HIC with BSA. Although Meador is no longer the manager of HIC, the remaining identity and background information for Meador is set forth in response to Item 5(b) of the February 13D, which is incorporated herein by this reference. Prior to March 10, 2004, DePriest and Spencer were officers and directors of the Company. As of the date of this statement, the reporting persons are not aware of Spencer’s or DePriest’s address or Spencer’s principal occupation or employment. DePriest is an employee of the Company and reports to Neil Anderson, the Company’s Chief Executive Officer, President, and Secretary. As of March 10, 2004, Spencer is the manager of HIC. According to the Schedule 13D filed by Spencer and dated September 2, 2003, “[Spencer] is a citizen of the United States. . . . During the last five years, [Spencer] has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make [Spencer] subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.” According to the Schedule 13D filed by DePriest and dated September 2, 2003, “[DePriest] is a citizen of the United States. . . . During the last five years, [DePriest] has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make [DePriest] subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

(c)	See Item 4 above.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 – Eight Percent Promissory Note, dated December 30, 2003, executed by the Company in favor of BSA.*

Exhibit 99.3 – 18% Convertible Promissory Note, dated August 1, 2003, executed by the Company’s predecessor in favor of the Trust.*

Exhibit 99.4 – 18% Convertible Promissory Note, dated August 1, 2003, executed by the Company’s predecessor in favor of Philip E. Tearney.*

Exhibit 99.5 – Pledge Agreement, dated as of August 1, 2003, between Dennis DePriest, Greg Spencer, and the Trust.*

Exhibit 99.6 – Pledge Agreement, dated as of August 1, 2003, between Dennis DePriest, Greg Spencer, and Philip E. Tearney.*

Exhibit 99.10 – Joint Filing Agreement, dated February 9, 2004, executed by BSA, the Trust, and Philip E. Tearney.*

* Previously filed as an Exhibit to Schedule 13D filed February 11, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2004

Date
/s/ Philip E. Tearney

Signature

Philip E. Tearney, Manager of Barrett Sutherland Acquisition, LLC

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2004

Date
/s/ Philip E. Tearney

Signature

Philip E. Tearney

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2004

Date
/s/ William P. Moore, III

Signature

William P. Moore, III, as Trustee of the William P. Moore III Revocable Trust dated October 9, 2001

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)